                                                                    EXHIBIT 99.1

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2007

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      INDEX TO UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2007

                                                                        PAGE
                                                                        -----

BALANCE SHEETS                                                            1

STATEMENTS OF OPERATIONS                                                  2

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                             3

STATEMENTS OF CASH FLOWS                                                  4

NOTES TO FINANCIAL STATEMENTS                                           5-20

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)

                                                                         AS OF MARCH 31,      DECEMBER 31,
                                                                     ----------------------    ---------
                                                                       2007         2006          2006
                                                                     ---------    ---------    ---------
                                                                           (UNAUDITED)
                                                                     ----------------------

A S S E T S

     CURRENT ASSETS
         CASH AND CASH EQUIVALENTS                                   $  38,592    $  17,570       39,710
         SHORT-TERM INTEREST-BEARING DEPOSITS                            5,000           --        1,230
         DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS           --       15,126           --
         TRADE ACCOUNTS RECEIVABLE:
             RELATED PARTIES                                            14,941        6,938       13,625
             OTHERS                                                     21,186       11,944       17,873
         OTHER RECEIVABLES                                               5,174        8,937        5,425
         INVENTORIES                                                    38,245       24,468       34,763
         OTHER CURRENT ASSETS                                            1,676        1,350        1,473
                                                                     ---------    ---------    ---------
                 TOTAL CURRENT ASSETS                                  124,814       86,333      114,099
                                                                     ---------    ---------    ---------

     PROPERTY AND EQUIPMENT, NET                                       519,876      488,505      539,292
                                                                     ---------    ---------    ---------

     INTANGIBLE ASSETS, NET                                             42,590       59,724       44,981
                                                                     ---------    ---------    ---------

     OTHER ASSETS , NET                                                  1,320        1,477        1,346
                                                                     =========    =========    =========

                 TOTAL ASSETS                                        $ 688,600    $ 636,039      699,718
                                                                     =========    =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
         CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                $   6,597    $   5,734    $   6,632
         TRADE ACCOUNTS PAYABLE                                         57,922       52,028       55,128
         OTHER CURRENT LIABILITIES                                      20,188        8,913       22,096
                                                                     ---------    ---------    ---------
                 TOTAL CURRENT LIABILITIES                              84,707       66,675       83,856

     LONG-TERM DEBT FROM BANKS                                         358,798      514,966      356,947

     CONVERTIBLE DEBENTURES                                             57,853       34,429       62,175

     LONG-TERM CUSTOMERS' ADVANCES                                      44,050       54,537       46,042

     OTHER LONG-TERM LIABILITIES                                        21,353       10,238       17,708
                                                                     ---------    ---------    ---------

                 TOTAL LIABILITIES                                     566,761      680,845      566,728
                                                                     ---------    ---------    ---------

     SHAREHOLDERS' EQUITY (DEFICIT)
         ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
             800,000,000, 500,000,000 AND 800,000,000 SHARES,
             RESPECTIVELY; ISSUED 122,182,946, 76,946,189
             AND 102,052,767 SHARES, RESPECTIVELY                       28,965       18,403       24,187
         ADDITIONAL PAID-IN CAPITAL                                    584,400      531,123      564,580
         CAPITAL NOTES                                                 176,401           --      176,401
         EQUITY COMPONENT OF CONVERTIBLE DEBENTURES AND CUMULATIVE
             STOCK BASED COMPENSATION                                   25,218       19,550       23,576
         ACCUMULATED DEFICIT                                          (684,073)    (604,810)    (646,682)
                                                                     ---------    ---------    ---------
                                                                       130,911      (35,734)     142,062
         TREASURY STOCK, AT COST - 1,300,000 SHARES                     (9,072)      (9,072)      (9,072)
                                                                     ---------    ---------    ---------
                 TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                  121,839      (44,806)     132,990
                                                                     =========    =========    =========

                 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $ 688,600    $ 636,039      699,718
                                                                     =========    =========    =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      - 1 -

                         TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED STATEMENTS OF OPERATIONS
               (dollars in thousands, except share data and per share data)

                                                  THREE MONTHS ENDED    YEAR ENDED
                                                       MARCH 31,        DECEMDER 31,
                                               ----------------------    ---------
                                                  2007         2006         2006
                                               ---------    ---------    ---------
                                                     (UNAUDITED)
                                               ----------------------

REVENUES                                       $  55,604    $  35,875    $ 187,438

COST OF SALES                                     71,494       61,280      267,390
                                               ---------    ---------    ---------

           GROSS LOSS                            (15,890)     (25,405)     (79,952)
                                               ---------    ---------    ---------

OPERATING COSTS AND EXPENSES

      RESEARCH AND DEVELOPMENT                     3,597        3,354       14,984
      MARKETING, GENERAL AND ADMINISTRATIVE        7,825        5,324       24,512
                                               ---------    ---------    ---------

                                                  11,422        8,678       39,496
                                               =========    =========    =========

           OPERATING LOSS                        (27,312)     (34,083)    (119,448)

FINANCING EXPENSE, NET                           (10,148)     (11,524)     (48,148)

GAIN ON DEBT RESTRUCTURING                            --           --       80,071

OTHER INCOME, NET                                     69          551          597
                                               ---------    ---------    ---------

                   LOSS FOR THE YEAR           $ (37,391)   $ (45,056)   $ (86,928)
                                               =========    =========    =========

 LOSS PER ORDINARY SHARE

      BASIC AND DILUTED LOSS PER SHARE         $   (0.36)   $   (0.63)   $   (1.05)
                                               =========    =========    =========

      WEIGHTED AVERAGE NUMBER OF ORDINARY
           SHARES OUTSTANDING - IN THOUSANDS     105,060       71,872       82,581
                                               =========    =========    =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      - 2 -

                            TOWER SEMICONDUCTOR LTD.
             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
          (dollars in thousands, except share data and per share data)

                                                                                                               EQUITY
                                                                                                              COMPONENT
                                                                                                                 OF
                                                                                                             CONVERTIBLE
                                                                                                              DEBENTURES
                                                                                                                 AND
                                                           ORDINARY SHARES        ADDITIONAL                 CUMULATIVE
                                                     -------------------------     PAID-IN       CAPITAL     STOCK BASED    ACCUMULATED     TREASURY
                                                       SHARES         AMOUNT       CAPITAL        NOTES     COMPENSATION      DEFICIT         STOCK          TOTAL
                                                     -----------   -----------   -----------   -----------   -----------    -----------    -----------    -----------

      BALANCE - JANUARY 1, 2007                      102,052,767   $    24,187   $   564,580   $   176,401   $    23,576    $  (646,682)   $    (9,072)   $   132,990

CHANGES DURING THE THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES AND WARRANTS                       19,730,545         4,684        19,438                                                                   24,122
CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES           398,134            94           380                        (170)                                         304
EMPLOYEE STOCK-BASED COMPENSATION                                                                                  1,812                                        1,812
EXERCISE OF SHARE OPTIONS                                  1,500            --             2                                                                        2
LOSS FOR THE PERIOD                                                                                                             (37,391)                      (37,391)
                                                     -----------   -----------   -----------   -----------   -----------    -----------    -----------    -----------
      BALANCE - MARCH 31, 2007 (UNAUDITED)           122,182,946   $    28,965   $   584,400   $   176,401   $    25,218    $  (684,073)   $    (9,072)   $   121,839

      BALANCE - JANUARY 1, 2006                       68,232,056        16,548       522,237            --           (26)      (559,754)        (9,072)       (30,067)

CHANGES DURING THE THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                     2,713,396           579         3,708                                                                    4,287
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                                                                        21,979                                       21,979
CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES         6,000,737         1,276         5,178                      (2,782)                                       3,672
EMPLOYEE STOCK-BASED COMPENSATION                                                                                    379                                          379
LOSS FOR THE PERIOD                                                                                                             (45,056)                      (45,056)
                                                     -----------   -----------   -----------   -----------   -----------    -----------    -----------    -----------
      BALANCE - MARCH 31, 2006 (UNAUDITED)            76,946,189   $    18,403   $   531,123   $        --   $    19,550    $  (604,810)   $    (9,072)   $   (44,806)

      BALANCE - JANUARY 1, 2006                       68,232,056   $    16,548   $   522,237   $        --   $       (26)   $  (559,754)   $    (9,072)   $   (30,067)

CHANGES DURING 2006 :
ISSUANCE OF SHARES                                    16,729,145         3,860        21,235                                                                   25,095
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                                                                        27,997                                       27,997
CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES        16,734,316         3,696        14,681                      (7,758)                                      10,619
ISSUANCE OF WARRANTS                                                                   1,803                                                                    1,803
EMPLOYEE STOCK-BASED COMPENSATION                                                                                  3,363                                        3,363
EXERCISE OF OPTIONS                                        7,250             2             9                                                                       11
EXERCISE OF WARRANTS                                     350,000            81           469                                                                      550
STOCK-BASED COMPENSATION RELATED TO
    THE FACILITY AGREEMENT WITH THE BANKS                                              4,146                                                                    4,146
CAPITAL NOTES                                                                                      176,401                                                    176,401
LOSS FOR THE YEAR                                                                                                               (86,928)                      (86,928)
                                                     -----------   -----------   -----------   -----------   -----------    -----------    -----------    -----------
      BALANCE - DECEMBER 31, 2006                    102,052,767   $    24,187   $   564,580   $   176,401   $    23,576    $  (646,682)   $    (9,072)   $   132,990
                                                     ===========   ===========   ===========   ===========   ===========    ===========    ===========    ===========

SEE NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS.

                                      - 3 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          (dollars in thousands, except share data and per share data)

                                                                                 THREE MONTHS ENDED      YEAR ENDED
                                                                                       MARCH 31,         DECEMBER 31,
                                                                                ----------------------    ---------
                                                                                  2007          2006         2006
                                                                                ---------    ---------    ---------
                                                                                     (UNAUDITED)
                                                                                ----------------------

CASH FLOWS - OPERATING ACTIVITIES

    LOSS FOR THE PERIOD                                                         $ (37,391)   $ (45,056)   $ (86,928)
    Adjustments to reconcile loss for the period
       TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
         INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
            DEPRECIATION AND AMORTIZATION                                          42,862       41,338      170,816
            EFFECT OF INDEXATION AND TRANSLATION ON CONVERTIBLE DEBENTURES          1,181         (257)       2,569
            OTHER INCOME, NET                                                         (69)        (551)        (597)
            GAIN ON DEBT RESTRUCTURING                                                 --           --      (80,071)
         CHANGES IN ASSETS AND LIABILITIES:
            INCREASE IN TRADE ACCOUNTS RECEIVABLE                                  (4,629)      (2,106)     (14,722)
            DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS         124         (477)      (2,662)
            INCREASE IN INVENTORIES                                                (3,484)      (4,308)     (16,725)
            INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE                           9,402        1,348       (2,073)
            INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES                       (1,398)        (179)       6,551
            DECREASE IN OTHER LONG-TERM LIABILITIES                                  (521)      (1,206)      (3,285)
                                                                                ---------    ---------    ---------
                                                                                    6,077      (11,454)     (27,127)
            DECREASE IN LONG-TERM CUSTOMERS' ADVANCES, NET                           (528)        (415)      (2,306)
                                                                                ---------    ---------    ---------
              NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                   5,549      (11,869)     (29,433)
                                                                                ---------    ---------    ---------

CASH FLOWS - INVESTING ACTIVITIES

    DECREASE IN DESIGNATED CASH, SHORT-TERM AND LONG-TERM
        INTEREST-BEARING DEPOSITS, NET                                                 --       16,535       31,661
    INVESTMENTS IN PROPERTY AND EQUIPMENT                                         (23,836)     (16,666)    (161,187)
    INVESTMENT GRANTS RECEIVED                                                         --          872        5,219
    PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT                    69          551          600
    INVESTMENTS IN OTHER ASSETS                                                      (911)      (3,507)      (5,074)
    INCREASE IN SHORT-TERM INTEREST-BEARING DEPOSITS                               (3,770)          --       (1,230)
                                                                                ---------    ---------    ---------
              NET CASH USED IN INVESTING ACTIVITIES                               (28,448)      (2,215)    (130,011)
                                                                                ---------    ---------    ---------

CASH FLOWS - FINANCING ACTIVITIES

    PROCEEDS FROM ISSUANCE OF CONVERTIBLE DEBENTURES, NET                              --       22,203       58,766
    PROCEEDS FROM LONG-TERM DEBT                                                       --        8,590       18,295
    PROCEEDS FROM ISSUANCE OF ORDINARY SHARES AND WARRANTS, NET                    28,867           --       20,673
    PROCEEDS ON ACCOUNT OF A WARRANT                                                   --           --          550
    PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                               --           --      100,000
    REPAYMENT OF CONVERTIBLE DEBEBNTURE                                            (7,088)      (6,476)      (6,476)
    PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                             2           --            9
                                                                                ---------    ---------    ---------
              NET CASH PROVIDED BY FINANCING ACTIVITIES                            21,781       24,317      191,817
                                                                                =========    =========    =========

         INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          (1,118)      10,233       32,373
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                    39,710        7,337        7,337
                                                                                ---------    ---------    ---------

         CASH AND CASH EQUIVALENTS - END OF PERIOD                              $  38,592    $  17,570    $  39,710
                                                                                =========    =========    =========

NON-CASH ACTIVITIES

    INVESTMENTS IN PROPERTY AND EQUIPMENT                                       $   8,743    $   1,901    $  39,913
                                                                                =========    =========    =========
    STOCK-BASED COMPENSATION RELATED TO
       THE FACILITY AGREEMENT WITH THE BANKS                                    $      --    $      --    $   4,146
                                                                                =========    =========    =========
    INVESTMENTS IN OTHER ASSETS                                                 $      --    $      --    $     433
                                                                                =========    =========    =========
    CONVERSION OF LONG-TERM CUSTOMERS' ADVANCES
       TO SHARE CAPITAL                                                         $   1,666    $   4,287    $   7,621
                                                                                =========    =========    =========
    CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES CAPITAL                      $     304    $   3,672    $  10,619
                                                                                =========    =========    =========
    CONVERSION OF LONG TERM DEBT TO CAPITAL NOTES                               $      --    $      --    $  76,401
                                                                                =========    =========    =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    CASH PAID DURING THE PERIOD FOR INTEREST                                    $   7,221    $  10,546    $  35,008
                                                                                =========    =========    =========
    CASH PAID DURING THE PERIOD FOR INCOME TAXES                                $       4    $      14    $     134
                                                                                =========    =========    =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      - 4 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL

     A.   BASIS FOR PRESENTATION

          (1)  The unaudited condensed interim consolidated financial statements as of March 31, 2007 and for the three months then ended
               ("interim financial statements") of Tower Semiconductor Ltd. and subsidiary ("the Company") should be read in conjunction with the audited consolidated financial statements of the Company as of
               December 31, 2006 and for the year then ended, including the notes thereto. In the opinion of management, the interim
               financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily
               indicative of the results to be expected on a full-year basis.

          (2)  The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel
               ("Israeli GAAP"). The interim financial statements differ in certain respects from GAAP in the United States of America ("U.S.
               GAAP"), as indicated in Note 5. The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements, except for the accounting principles detailed in paragraph 3 below.

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD

               A.   ACCOUNTING STANDARD NO. 29 "ADOPTION OF INTERNATIONAL
                    FINANCIAL REPORTING STANDARDS"

                    In July 2006, the Israeli Accounting Standards Board
                    published Accounting Standard No. 29 - "Adoption of
                    International Financial Reporting Standards" - IFRS ("the
                    Standard"). According to the Standard, an entity subject to the Israeli Securities Law and authoritative regulations
                    thereunder (including dual listed companies), excluding
                    foreign corporations, that do not prepare their financial
                    statements in accordance with Israeli GAAP, as defined by
                    the Israeli Securities Law will be required to prepare
                    financial statements in accordance with the IFRS and related interpretations published by the International Accounting
                    Standards Board, for the reporting periods commencing
                    January 1, 2008, including interim periods.

                                     - 5 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               A.   ACCOUNTING STANDARD NO. 29 "ADOPTION OF INTERNATIONAL
                    FINANCIAL REPORTING STANDARDS" (CONT.)

                    An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS
                    for only 2007, will be required to prepare opening
                    balance-sheet amounts as of January 1, 2007 based on the
                    IFRS. Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, "First-time
                    Adoption of IFRS Standards", which establishes guidance on implementing and transitioning from financial reporting
                    based on domestic national accounting standards to reporting in accordance with IFRS. IFRS No. 1 supersedes the
                    transitional provisions established in other IFRSs
                    (including those established in former domestic national
                    accounting standards), stating that all IFRSs should be
                    adopted retroactively for the opening balance-sheet amounts.
                    Nevertheless, IFRS No. 1 grants exemptions on certain issues by allowing the alternative of not applying the retroactive application in respect thereof.

               B.   ACCOUNTING STANDARD NO. 26 "INVENTORY"

                    In August 2006 the Israeli Accounting Standards Board
                    published Accounting Standard No. 26 - "Inventory" ("the
                    Standard"), which outlines the accounting treatment for
                    inventory. The Standard applies to all types of inventory, other than building earmarked for sale and addressed by
                    Accounting Standard No.2 ("Construction of Buildings for
                    Sale"), inventory of work in progress stemming from
                    performance contracts, addressed by Accounting Standard No.4
                    ("Work Based on Performance Contract"), financial
                    instruments and biological assets relating to agricultural activity and agricultural production during harvest.

                    The Standard applies to financial statements covering
                    periods beginning January 1, 2007 and onwards and should be implemented retroactively. The Standard did not affect the
                    Company's financial position, results of operations and cash flows.

                                     - 6 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               C.   ACCOUNTING STANDARD NO. 27 "FIXED ASSETS"

                    In September 2006 the Israeli Accounting Standards Board
                    published Accounting Standard No. 27 (the "Standard"), which establishes the accounting treatment for fixed assets,
                    including recognition of assets, determination of their book value, related depreciation, losses from impairment as well as the disclosure required in the financial statements. The
                    Standard states that a fixed-asset item will be measured at the initial recognition date at cost. The cost should also include the initial estimate of costs required to dismantle and remove the item.

                    Following the initial recognition, the Standard permits the entity to implement in its accounting policy the measurement of the fixed assets by the cost method or by revaluation so long as this policy is implemented in regard to all the
                    items in that group.

                    Cost method - an item will be presented at cost less
                    accumulated depreciation net book value, less accumulated
                    impairment losses.

                    Revaluation method - an item whose fair value can be
                    measured reliably will be presented at its estimated amount, which equals its fair value at the revaluation date, net of depreciation accumulated subsequently and less accumulated impairment losses. This increase in asset's value due to the revaluation should be allocated directly to shareholders'
                    equity ("revaluation reserve").

                    This new standard applies to financial statements covering periods beginning January 1, 2007 and onwards and
                    implemented retroactively. The Standard did not affect the
                    Company's financial position or results of operations,
                    except for reclassification in the balance sheet and cash
                    flows report of spare parts from inventory to fixed assets.

                    In April 2007 the Israeli Accounting Standard Board
                    published Standard no. 28 that amends Standard no. 27 to
                    allow, at transition, the exemptions allowed under IFRS 1
                    regarding fixed assets.

                                     - 7 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               D.   ACCOUNTING STANDARD NO. 23, "ACCOUNTING FOR TRANSACTIONS
                    BETWEEN AN ENTITY AND A CONTROLLING PARTY"

                    In December 2006 the Israeli Accounting Standards Board
                    published Accounting Standard No. 23, "Accounting for
                    Transactions between an Entity and a controlling party (the
                    "Standard"). The Standard applies to entities subject to the
                    Israeli Securities Law - 1968. The Standard establishes the requirements for accounting for transactions between an
                    entity and its controlling party which involve the
                    disposition of an asset, the taking on of a liability,
                    reimbursement or debt concession, and the receiving of
                    loans. The Standard does not apply to business combinations under common control. The Standard stipulates that
                    transactions between an entity and a controlling party will be measured based on fair value; transactions which in
                    nature are owner investments should be reported directly in equity and not be recognized in the controlled entity's
                    profit and loss; the differences between the consideration set in transactions between an entity and a controlling
                    party and their fair value will be allocated directly to
                    equity; and current and deferred taxes pertaining to the
                    items allocated to equity due to transactions with
                    controlling parties will be allocated directly to equity as well.

                    The Standard applies to transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard's coming into effect, starting on the
                    Standard's effective date. The Standard did not affect the
                    Company's financial position, results of operations and cash flows.

               E.   ACCOUNTING STANDARD NO. 30 - "INTANGIBLE ASSETS"

                    In March 2007, The Israeli Accounting Standards Board
                    published Accounting Standard No. 30, "Intangible Assets"
                    (the "Standard"), which sets the accounting treatment for
                    Intangible Assets that are not covered by any other
                    standard, as well as the disclosure requirements in the
                    financial statements for the entity's Intangible Assets.

                    An intangible asset shall be measured initially at cost.

                                     - 8 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               E.   ACCOUNTING STANDARD NO. 30 - "INTANGIBLE ASSETS" (CONT.)

                    Expenditures arising from research (or from the research
                    phase of an internal project) shall not be recognized as an asset and should be expensed when incurred. An intangible
                    asset arising from development (or from the development
                    phase of an internal project) shall be recognized if, and
                    only if, the criteria for recognition as an intangible asset in the standard are met. Expenditure on an intangible item that was not recognized initially, shall not be recognized as part of the cost of an intangible asset at a later date.

                    After initial recognition, an entity may choose to measure intangible asset at its cost less any accumulated
                    amortization and any accumulated impairment losses, or for an intangible asset that have an active market, as defined in the standard, may be carried at a revalued amount, being its fair value at the date of the revaluation less any
                    subsequent accumulated amortization and any subsequent
                    accumulated impairment losses. An entity shall assess
                    whether the useful life of an intangible asset is finite or indefinite. The amortization of an intangible asset with a finite useful life shall be over its useful life using a
                    systematic basis. An intangible asset with an indefinite
                    useful life shall not be amortized. Instead, an entity is
                    required to test an intangible asset with an indefinite
                    useful life for impairment in a manner similar to the method prescribed in Standard No. 15, annually, or whenever there is an indication that the intangible asset may be impaired.

                    This Standard shall apply to financial statements for annual periods beginning on or after January 1, 2007. The Standard did not affect the Company's financial position, results of operations and cash flows.

          (4)  Certain amounts in prior years' financial statements have been reclassified in order to conform to 2007 presentation.

                                     - 9 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     B.   ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY ("FAB 2")

          In 2001, the Company's Board of Directors approved the establishment of the Company's second wafer fabrication facility in Israel ("Fab
          2"). In Fab 2, the Company manufactures semiconductor integrated circuits on silicon wafers in geometries of 0.18 to 0.13 micron on
          200-millimeter wafers. In connection with the establishment, equipping and financing of Fab 2, the Company has entered into several related agreements and other arrangements and since 2001 has completed public and private financing transactions. For additional information, see
          Note 11A to the 2006 audited consolidated financial statements.

          The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, some of which were amended several times, see Note 11A to the 2006 audited consolidated financial statements.

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS

          In recent years, the Company has experienced significant recurring losses, recurring negative cash flows from operating activities and an increasing accumulated deficit. The Company is working in various ways to mitigate its financial difficulties and among them are the following:

          Since the second half of 2005, the Company increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and its market positioning, improved its sales and its EBITDA, reduced its losses, increased its capacity level and utilization rates, raised funds totaling approximately $238,000 in gross proceeds (see Note 3 below and Notes 12C(2); 12I; 12J; and 12K to the 2006 audited consolidated financial statements) and restructured its bank debt (see Note 11A(6) to the 2006 audited consolidated financial statements).

          In March 2006, the board of directors of the Company approved a plan to ramp up Fab 2's capacity to approximately 24,000 wafers per month in order to help meet customer needs and product qualification needs, based on its customer pipeline and reinforced by forecasted market conditions. The Company is currently in advanced stages of the Fab 2 ramp-up plan.

          For details regarding the financing efforts of the ramp-up plan, including the definitive amendment to the Company's facility agreement with two leading Israeli banks ("Banks") for the restructuring of approximately $527,000 in debt and the securities purchase agreement with Israel Corporation Ltd. ("TIC") according to which TIC invested
          $100,000 in the Company, which both closed in September 2006, see
          Notes 11A(6) and 11A(4) to the 2006 audited consolidated financial statements.

          Further, the Company continues to examine alternatives for additional funding sources in order to further ramp-up the equipping of Fab2.

                                     - 10 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2007
          (dollars in thousands, except share data and per share data)

NOTE 2 - INVENTORIES

     Inventories consist of the following (*):

                            March 31,    December 31,
                       -----------------   -------
                        2007       2006      2006
                       -------   -------   -------
                          (unaudited)

     Raw materials     $11,741   $ 7,357   $11,234
     Work in process    25,829    14,552    22,884
     Finished goods        675     2,559       645
                       -------   -------   -------
                       $38,245   $24,468   $34,763
                       =======   =======   =======

     (*)  Net of aggregate write downs to net realizable value of $2,905, $4,018 and $6,707 as of March 31, 2007, March 31, 2006 and December 31, 2006,
          respectively.

NOTE 3 - 2007 PRIVATE PLACEMENT

     In March 2007, the Company completed a private placement of its securities in which it sold ordinary shares and warrants for the purchase of ordinary shares, raising a total of approximately $28,960 in gross proceeds. In the private placement, the Company issued approximately 18.8 million shares, warrants exercisable into approximately 9.4 million shares at an exercise price of $2.04 (subject to downwards adjustments), exercisable until March
     15, 2012 ("Series I Warrants"), and short-term warrants exercisable into approximately 18.8 million shares at an exercise price which was identical to the closing price of the Company's Ordinary Shares on the NASDAQ on the trading day immediately prior to the closing of the private placement
     ("Series II Warrants"), exercisable until the later of December 31, 2007 or
     90 days from the effectiveness of a registration statement covering the resale of the shares issued and the shares issuable upon exercise of the warrants (the "Registration Statement"). As of the date of approval of the financial statements, the Registration Statement has not been declared effective. Subject to the Registration Statement being effective, the
     Company can compel the exercise of the Series II Warrants if during any 20 out of 30 consecutive trading days the closing price of the Company's shares on NASDAQ exceeds $2.12.

     In accordance with Standard No. 22 of the Isareli GAAP, the Series I warrants have been initially classified as a liability and subsequently marked to market through profit and loss.

     See Note 5F for disclosure of the accounting treatment in accordance with
     U.S. GAAP.

                                     - 11 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - SHARE OPTION PLAN

     A.   OPTIONS GRANTED TO THE CHIEF EXECUTIVE OFFICER ("CEO")

          As of the balance sheet date, a total of 14,782,416 options were granted to the CEO under his approved option plans. For additional information, see Note 12B(1)(c) to the 2006 audited consolidated financial statements.

     B.   EMPLOYEE OPTIONS

          In May 2006, the Board of Directors approved that if the total number of employee options, including the options to the CEO, during the then upcoming 24 months will represent less than 8% of the Company's shares on a fully diluted basis, additional options will be allocated for grants to the Company's employees. As of the balance sheet date, approximately 3,900,000 options are reserved for such allocation. For additional information, see Note 12B(1)(d) to the 2006 audited consolidated financial statements.

     C.   INDEPENDENT DIRECTORS OPTION PLAN

          As of the balance sheet date, a total of 430,000 options granted to the Company's independent directors (excluding the CEO and the
          Chairman of the Board of Directors), were outstanding, following their approval by the shareholders of the Company in January 2007. For additional information, see Note 12B(1)(f) to the 2006 audited consolidated financial statements.

     D.   OPTIONS TO THE NEW CHAIRMAN OF THE COMPANY'S BOARD OF DIRECTORS

          As of the balance sheet date, a total of 3,158,090 options granted to the Chairman of the Board of Directors of the Company, were outstanding, following their approval by the shareholders of the
          Company in January 2007. For additional information, see Note
          12B(1)(b) to the 2006 audited consolidated financial statements.

                                     - 12 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2007
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

     With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following.
     See Note 5(I) below for the presentation of the Company's unaudited balance sheet as of March 31, 2007 in accordance with U.S. GAAP.

     A.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB

          SFAS NO. 157, "FAIR VALUE MEASUREMENTS"

          In September 2006, the FASB issued SFAS No. 157, "Fair Value
          Measurements" (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements.

          The Company decided to early adopt the provisions of SFAS No. 157 effective January 1, 2007, concurrent with the adoption of FASB 159
          "The Fair Value Option for Financial Assets and Financial Liabilities"
          (SFAS No. 159) see H below.

          Fair Value Measurements on earnings as of March 31, 2007:

                               Significant
                               Unobservable
                                  Inputs
                                 --------

Derivatives                        10,911
Facility Agreement                358,349
                                 --------

Total                            $369,260
                                 ========

          Fair Value Measurements Using Significant Unobservable Inputs:

                                                            Facility
                                              Derivatives   Agreement    Total
                                                --------    --------   --------

Beginning balance                               $ 11,264     357,108    368,372
Unrealized gains or losses included in earnings     (353)      1,241        888
                                                --------    --------   --------
Ending balance                                  $ 10,911    $358,349   $369,260
                                                ========    ========   ========

                                     - 13 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2007
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

          SFAS NO. 159, "THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND
          FINANCIAL LIABILITIES"

          In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS
          No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company decided to early adopt the provisions of SFAS No. 159 effective January 1,
          2007, and elected to carry at fair value the Facility agreement, see H below.

          FIN NO. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

          On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement
          No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Measurement of a tax position that meets the more-likely-than-not recognition threshold shall consider the amounts and probabilities of the outcomes that could be realized upon ultimate settlement using the facts, circumstances, and information available at the reporting date.

          The provisions of FIN 48 are effective for the 2007 fiscal year with the cumulative effect of the change in accounting principles recorded as an adjustment to the opening balance of retained earnings. FIN 48 did not have a material effect on the financial condition and results of operations of the Company.

     B.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEE
          SEVERANCE PAY

          Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required.
          Accordingly, as of March 31, 2007, an amount of $13,207 was reclassified from other long-term liabilities as long-term investments.

     C.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

          Complying with SFAS 133 as amended and the related interpretations thereon as they apply to the Company's hedging transactions, as of
          March 31, 2007, such transactions would have resulted in: an increase in other long-term investments in the amount of $1,420; an accumulated other comprehensive loss component of equity balance as of March 31,
          2007 in the amount of $241 ($203 as of December 31, 2006); and in a decrease of $1,661 in property and equipment, net as of March 31,
          2007.

                                     - 14 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2007
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     D.   ISSUANCE OF CONVERTIBLE DEBENTURES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the
          proceeds from the sale of the securities in the Company's January 2002
          Israeli public offering are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli
          GAAP such treatment was not required. Complying with APB 14, based on the average market value of each of the components issued in the first three days following their issuance (in January 2002), would have resulted in an increase in shareholders' equity as of the issuance date in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures as of such date in the amount of $2,559. The additional accumulated effect of amortization of the discount on the convertible debentures under U.S. GAAP as of March 31,
          2007 would have been $970. Commencing with the adoption of Standard
          No. 22 in January 2006, allocation of proceeds in a unit, to its components, is based on relative fair values under Israeli GAAP as well as under US GAAP.

          Under US GAAP, convertible debentures have to be evaluated to determine if they contain embedded derivative that warrant bifurcation. Conversion features embedded in convertible debentures will need to be evaluated as to whether they can be classified as equity based on the criteria established in EITF Issues 00-19 and
          05-2. The Company evaluated the conversion features embedded in its debentures (i.e., sale of convertible debentures in 2002 - "2002 debentures", sale of convertible debentures in 2005 - "2005 debentures" and sale of convertible debentures in 2006 - "2006 debentures") and concluded that the conversion feature embedded in the
          2005 and 2006 debentures warrant bifurcation while the conversion feature embedded in the 2002 debentures are scoped out.

          2002 DEBENTURES:

          Under US GAAP, the equity component, in the amount of $1,681, classified in equity under Israeli GAAP was reclassified as liability.

          2005 AND 2006 DEBENTURES:

          Under US GAAP, the equity component of the 2005 and 2006 debentures, in the amounts of $12,358 and $6,030 respectively classified as equity under Israeli GAAP were reclassified to liabilities and the conversion features were bifurcated from the debt host and marked to market through earnings. The initial amount allocated to the bifurcated conversion features were determined using the "with and without"
          method based on the fair value of the embedded derivative prescribed in DIG Issue B6.

          All the above would have resulted, as of March 31, 2007, mainly in a decrease in convertible debentures in the amount of $4,624; an increase in the shareholder's equity in the amount of $5,404; and an increase in other assets in the amount of $780. The Company's loss for the three-month period ended March 31, 2007 would have increased in the amount of $2,285.

                                     - 15 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2007
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     E.   ISSUED WARRANTS PRESENTATION

          Under U.S. GAAP the Company's series 5 warrants were initially recorded as liability due to the ratchet provision included in them.
          Upon the effective date of the prospectus filed in Israel registering such warrants, the ratchet expired and the series 5 warrants were eligible for equity classification based on the criteria in EITF
          00-19.

          Complying with the above would have resulted as of March 31, 2007 mainly in a decrease in other long term liabilities and an increase in shareholder's equity in the amount of $2,341. The Company's loss for the three-month period ended March 31, 2007 would have increased in the amount of $747.

     F.   2007 PRIVATE PLACEMENT

          Under US GAAP all components in the private placement should be classified in equity. As of March 2007 this difference will result in a decrease in liabilities and increase in shareholders equity in the amount of $3,897.

     G.   EMPLOYEE STOCK BASED COMPENSATION

          The Company adopted, effective January 1, 2006, SFAS 123R according to which the compensation expense related to employee and directors share option awards would have resulted in an increase in the compensations expenses for the period ending March 31, 2007 in the amount of $289.
          The Company elected the modified prospective method as its transition method. The adoption of SFAS 123R for US GAAP along with the adoption of Standard no. 24 for Israeli GAAP, decreased the potential differences between US GAAP and Israeli GAAP as it related to stock based compensation.

     H.   FACILITY AGREEMENT

          Under US GAAP the debt modification under the Amendment to the
          Company's facility agreement, which closed in September 2006, is considered troubled debt restructuring within the scope of FASB No. 15
          Accounting by Debtors and Creditors for Troubled Debt Restructurings
          which requires the following: (i) the amount considered settled for shares and classified in equity is based on the price per share as quoted at the closing date; (ii) the remaining balance after deduction of the amount used as proceeds for the share issuance in (i) above, will remain outstanding ; (iii) a new, lower effective interest rate will be calculated as the interest rate that equates future payments to the outstanding balance; and (iv) no gains or losses are recognized in the current period. During the first quarter of 2007 the Company decided to early adopt the provisions of SFAS No. 159 THE FAIR VALUE
          OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES. As required by the standard the Company also adopted the provisions of FASB 157 FAIR
          VALUE MEASUREMENTS. The adoption of the standard is effective January
          1, 2007. According to the standard the Company can choose to carry at fair value eligible items as defined in the standard, from the date of early adoption and accordingly the Company decided to apply the fair value option to the Facility agreement.

                                     - 16 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2007
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     H.   FACILITY AGREEMENT (CONT.)

          The effect of applying the fair value option to the facility agreement as of the January 1, 2007 was $65,207 which has been recorded as a cumulative effect adjustment to retained earnings (no tax effects have been recorded). The carrying amount of the facility agreement prior to the adoption was $432,430 and immediately after was $ 367,223. The
          Company reasoned it election of the fair value option for the facility agreement on the fact that the application of FASB 15 to the facility agreement did not reflect the economic benefits that has been achieved with the consummation of the facility agreement and that the application of the fair value reflect such benefits in more economic way. Also the adoption of the fair value option will decrease the GAAP difference that currently exist between Israeli GAAP and IFRS vs. the
          US GAAP.

          Under US GAAP the debt modification under the Amendment is considered to include an embedded derivative that should be separately accounted for. The Company considered the obligation to issue shares as agreed with the Banks and determined that it contains two components (i) a contingent component and (ii) an uncontingent component. The contingent component is the obligation to issue shares equal to half of the amount of the Decreased Amount if the Fourth Quarter 2010 Price
          is less than $3.49. The uncontingent component is the obligation to issue shares equal to half of the Decreased Amount regardless of the
          Fourth Quarter 2010 Price. The Company accounted for the uncontingent component as an additional interest expense and calculated the effective interest rate to include such expense. The Company treated the uncontingent component as an embedded derivative that needs to be bifurcated and separately accounted for based on fair value. Initial separation of the embedded derivative will be done using the "with and without" method described in DIG Issue B6. Changes in the fair value of the embedded derivative will be included in financing expenses.

          All the above resulted in a decrease of $9,704 in the shareholders equity and an increase of the same amount in the long-term loans from the banks as of March 31, 2007. The decrease in the shareholders equity includes cumulative effect as of December 31, 2006, which decreased the accumulated deficit in the amount of $65,207. The
          Company's loss for the three-month period ended March 31, 2007 would have decreased in the amount of $572.

                                     - 17 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31,2007
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (CONT.)

     I.   BALANCE SHEETS IN ACCORDANCE WITH U.S. GAAP

                                                               AS OF MARCH 31, 2007                  AS OF DECEMBER 31, 2006
                                                        -----------------------------------    -----------------------------------
                                              U.S.        AS PER                   AS PER       AS PER                    AS PER
                                              GAAP        ISRAELI     ADJUST-       U.S.        ISRAELI      ADJUST-       U.S.
                                             REMARK        GAAP        MENTS        GAAP         GAAP         MENTS        GAAP
                                            ---------   ---------    ---------    ---------    ---------    ---------    ---------

A S S E T S

     CURRENT ASSETS
        CASH AND CASH EQUIVALENTS                       $  38,592                 $  38,592    $  39,710                 $  39,710
        SHORT-TERM INTEREST-BEARING
          DEPOSITS                                          5,000                     5,000        1,230                     1,230
        TRADE ACCOUNTS RECEIVABLE :
            RELATED PARTIES                                14,941                    14,941       13,625                    13,625
            OTHERS                                         21,186                    21,186       17,873                    17,873
        OTHER RECEIVABLES                                   5,174                     5,174        5,425                     5,425
        INVENTORIES                                        38,245                    38,245       34,763                    34,763
        OTHER CURRENT ASSETS                                1,676                     1,676        1,473                     1,473
                                                        ---------    ---------    ---------    ---------    ---------    ---------
               TOTAL CURRENT ASSETS                       124,814           --      124,814      114,099           --      114,099
                                                        ---------    ---------    ---------    ---------    ---------    ---------

     LONG-TERM INVESTMENTS                     B,C                      14,627       14,627           --       15,325       15,325
                                                        ---------    ---------    ---------    ---------    ---------    ---------

     PROPERTY AND EQUIPMENT, NET                C         519,876       (1,661)     518,215      539,292       (1,745)     537,547
                                                        ---------    ---------    ---------    ---------    ---------    ---------

     INTANGIBLE ASSETS, NET                                42,590                    42,590       44,981                    44,981
                                                        ---------    ---------    ---------    ---------    ---------    ---------

     OTHER ASSETS, NET                          D           1,320          780        2,100        1,346          834        2,180
                                                        =========    =========    =========    =========    =========    =========

               TOTAL ASSETS                             $ 688,600    $  13,746    $ 702,346    $ 699,718    $  14,414    $ 714,132
                                                        =========    =========    =========    =========    =========    =========

LIABILITIES AND
SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
        CURRENT MATURITIES OF CONVERTIBLE
          DEBENTURES                            D           6,597          326        6,923        6,632          270        6,902
        TRADE ACCOUNTS PAYABLE                             57,922                    57,922       55,128                    55,128
        OTHER CURRENT LIABILITIES                          20,188                    20,188       22,096                    22,096
                                                        ---------    ---------    ---------    ---------    ---------    ---------
               TOTAL CURRENT LIABILITIES                   84,707          326       85,033       83,856          270       84,126

     LONG-TERM DEBT FROM BANKS                  H         358,798        9,704      368,502      356,947       75,483      432,430

     CONVERTIBLE DEBENTURES                     D          57,853       (4,950)      52,903       62,175       21,688       83,863

     LONG-TERM CUSTOMERS' ADVANCES                         44,050                    44,050       46,042                    46,042

     OTHER LONG-TERM LIABILITIES              B,E,F        21,353        6,969       28,322       17,708       10,447       28,155
                                                        ---------    ---------    ---------    ---------    ---------    ---------
               TOTAL LIABILITIES                          566,761       12,049      578,810      566,728      107,888      674,616
                                                        ---------    ---------    ---------    ---------    ---------    ---------

     SHAREHOLDERS' EQUITY
        ORDINARY SHARES, NIS 1 PAR VALUE
          - AUTHORIZED 800,000,000 AND
            800,000,000 SHARES
            RESPECTIVELY; ISSUED
            122,182,946 AND 102,052,767
            SHARES, RESPECTIVELY                           28,965                    28,965       24,187                    24,187
        ADDITIONAL PAID-IN CAPITAL            D,E,F       584,400       38,819      623,219      564,580        6,404      570,984
        CAPITAL NOTES                                     176,401                   176,401      176,401                   176,401
        EQUITY COMPONENT OF CONVERTIBLE
          DEBENTURES AND CUMULATIVE STOCK
            BASED COMPENSATION                 D,G         25,218      (18,268)       6,950       23,576      (18,706)       4,870
        ACCUMULATED OTHER COMPREHENSIVE
           LOSS                                 C                         (241)        (241)          --         (203)        (203)
        ACCUMULATED DEFICIT                 D,E,F,G,H    (684,073)     (18,613)    (702,686)    (646,682)     (80,969)    (727,651)
                                                        ---------    ---------    ---------    ---------    ---------    ---------
                                                          130,911        1,697      132,608      142,062      (93,474)      48,588
        TREASURY STOCK, AT COST
           - 1,300,000 SHARES                              (9,072)          --       (9,072)      (9,072)          --       (9,072)
                                                        ---------    ---------    ---------    ---------    ---------    ---------
               TOTAL SHAREHOLDERS' EQUITY                 121,839        1,697      123,536      132,990      (93,474)      39,516
                                                        =========    =========    =========    =========    =========    =========

               TOTAL LIABILITIES AND
                 SHAREHOLDERS' EQUITY                   $ 688,600    $  13,746    $ 702,346    $ 699,718    $  14,414    $ 714,132
                                                        =========    =========    =========    =========    =========    =========

                                     - 18 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2007
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     J.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

          Complying with FASB No. 159 (H above), SFAS 133 (C above), APB 14 (D above) and SFAS 123R (G above) would have resulted in an increase in the loss for the three months periods ended March 31, 2007 in the amount of $2,851 and a decrease in the loss for the three months periods ended March 31, 2006 in the amount of $4,861. Giving effect to all the above, the loss for the three-month periods ended March 31,
          2007 and 2006 would be $ 40,242 and $40,195, respectively.

          For the cumulative effect adjustment to retained earnings in the amount of $65,207 following the early adoption of SFAS 159, See H above.

     K.   COMPREHENSIVE INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP (SFAS 130)

          Comprehensive income (loss) represents the change in shareholder's equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income.
          Following are statements of comprehensive loss in accordance with U.S.
          GAAP:

                                                            Three months ended
                                                           --------------------
                                                                 March 31,
                                                           --------------------
                                                             2007        2006
                                                           --------    --------
                                                                (unaudited)

Loss for the period, according to
U.S. GAAP (see J above)                                    $(40,242)   $(40,195)

Other comprehensive loss:

Reclassification of unrealized losses on derivatives            332         332
Unrealized gains (losses) on Derivatives                       (370)        726
                                                           --------    --------

Net comprehensive loss for the period                      $(40,280)   $(39,137)
                                                           ========    ========

                                     - 19 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2007
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     L.   LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

          In accordance with SFAS 128, the basic and diluted loss per share for the three-months ended March 31, 2007 and 2006 would be $0.38 and
          $0.56, respectively.

     M.   STATEMENTS OF CASH FLOWS IN ACCORDANCE WITH U.S. GAAP (SFAS 95)

          Complying with SFAS 95 would not have materially affected the cash flows of the Company for the three-month periods ended March 31, 2007 and 2006.

                                     - 20 -